NT 10-Q 1 extf10q021303thermawavent10q.htm EXTENSION FOR QUARTERLY REPORT FOR 12/29/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-26911
CUSIP NUMBER:	88343A108

(Check One):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K
	[X]	Form 10-Q	[ ]	Form N-SAR

For Period Ended:     December 29, 2002

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  --  REGISTRANT INFORMATION

Therma-Wave, Inc. Full Name of Registrant

Not Applicable Former Name if Applicable

1250 Reliance Way, Address of Principal Executive Office (Street and Number)

Fremont, California 94539 City, State and Zip Code

PART II  --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

We are currently conducting our own internal investigation at a foreign branch to evaluate (i) the timing of and the amount of revenue derived from a customer's purchase of a product for which we recorded $1.0 million of revenue in the second quarter of fiscal 2002, (ii) the business expense practices of our employees at that foreign branch, and (iii) whether, as a result of the foregoing, we have any other accounting issues. As part of this internal investigation, we are taking corrective actions with regard to the management of that foreign branch. Based on the information currently available to us, we do not believe that the outcome of this internal investigation will have a material adverse effect on our business or financial condition. However, the results of this investigation will likely result in a restatement of our financial statements for the quarter ended September 30, 2001 and for the year ended March 31, 2002.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

L. Ray Christie (Name)	(510) (Area Code)	668-2200 (Telephone Number)

(2)   Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes     [   ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes     [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, we are currently conducting our own internal investigation at a foreign branch to evaluate (i) the timing of and the amount of revenue derived from a customer's purchase of a product for which we recorded $1.0 million of revenue in the second quarter of fiscal 2002, (ii) the business expense practices of our employees at that foreign branch, and (iii) whether, as a result of the foregoing, we have any other accounting issues. At this time, we are not able to provide a resonable estimate of our results of operations for the quarter ended December 29, 2002 or a comparison to the corresponding period of the prior fiscal year. We believe, however, that the results of this investigation will likely result in a restatement of our financial statements for the quarter ended September 30, 2001 and for the year ended March 31, 2002.
THERMA-WAVE, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2003	By: /s/ L. RAY CHRISTIE CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.    Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5.   Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).